UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant's name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

EXHIBITS 1.1, 5.1 and 23.1 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-3, AS AMENDED (NO. 333-276209), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

1.1	Sales Agreement dated March 7, 2025 with Roth Capital Partners, LLC

5.1	Opinion of Cozen O'Connor LLP

23.1	Consent of Cozen O'Connor LLP (contained in Exhibit 5.1)

99.1	Press Release dated March 7, 2025

99.2	Material change report dated March 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motor Company Inc.

/s/ Michael Sieffert
Michael Sieffert, Chief Financial Officer
Date: March 7, 2025